                                         Filed by: Chesapeake Energy Corporation
                                          Pursuant to Rule 425 of the Securities
                                                         Act of 1933, as amended

                                      Subject Company: Gothic Energy Corporation
                                                    Commission File No.: 0-19753




                                                          CONTACT: MARC ROWLAND,
                                                         CHIEF FINANCIAL OFFICER
                                                                  (405) 879-9232

FOR IMMEDIATE RELEASE                             TOM PRICE, JR.,VICE PRESIDENT-
JULY 27, 2000                                              CORPORATE DEVELOPMENT
                                                                  (405) 879-9257



                  CHESAPEAKE ENERGY CORPORATION REPORTS RECORD
            EARNINGS, CASH FLOW AND EBITDA IN SECOND QUARTER OF 2000

          COMPANY POSTS SECOND QUARTER 2000 NET INCOME OF $32 MILLION,
         OPERATING CASH FLOW OF $60 MILLION AND EBITDA OF $82 MILLION ON
                REVENUE OF $134 MILLION AND PRODUCTION OF 34 BCFE


OKLAHOMA CITY, OKLAHOMA, JULY 27, 2000 - Chesapeake Energy Corporation (NYSE:
CHK) today reported its financial and operating results for the second quarter of 2000. For the quarter, Chesapeake generated net income of $31.6 million ($0.22 per diluted common share), operating cash flow of $59.7 million ($0.41 per diluted common share), and ebitda (operating cash flow plus interest expense) of $81.5 million on revenue of $134.5 million.

Production for the quarter was 34.1 billion cubic feet of natural gas equivalent
(bcfe), comprised of 29.3 billion cubic feet of natural gas (bcf) and 791 thousand barrels of oil (mbo). Gas production increased 8.5% from the second quarter of 1999 and 2.1% from the first quarter of 2000. Average prices realized during the second quarter of 2000 were $24.46 per barrel of oil (bo) and $2.76 per thousand cubic feet (mcf) of natural gas, for a gas equivalent price of $2.94 per mcfe.

By contrast, during the second quarter of 1999, Chesapeake generated net income of $8.1 million ($0.04 per diluted common share), operating cash flow of $34.7 million ($0.34 per diluted common share), and ebitda of $54.9 million on revenue of $80.9 million. Production for the second quarter of 1999 was 33.6 bcfe, comprised of 27.0 bcf and 1,089 mbo. Average prices realized were $16.01 per bo and $1.88 per mcf of natural gas, for a gas equivalent price of $2.03 per mcfe.

The table below summarizes Chesapeake's key statistics during the current quarter and compares them to the first quarter of 2000 and the second quarter of 1999:


                                                                        Three Months Ended
                                                            ----------------------------------------
                                                             6/30/00         3/31/00         6/30/99
                                                            --------        --------        --------
       Average daily production (in mmcfe)                       375             373             369
       Gas as % of total production                               86              85              81
       Natural gas production (in bcf)                          29.3            28.7            27.0
       Average gas sales price ($/mcf)                          2.76            2.30            1.88
       Oil production (in mbbls)                                 791             864           1,089
       Average oil sales price ($/bbl)                         24.46           24.58           16.01
       Natural gas equivalent production (in bcfe)              34.1            33.9            33.6
       Gas equivalent sales price ($/mcfe)                      2.94            2.57            2.03
       General and administrative costs ($/mcfe)                 .09             .09             .10
       Production taxes ($/mcfe)                                 .17             .15             .08
       Lease operating expenses ($/mcfe)                         .37             .37             .33
       Interest expense ($/mcfe)                                 .64             .61             .60
       DD&A of oil and gas properties ($/mcfe)                   .73             .72             .72
       Operating cash flow ($ in millions)                      59.7            47.7            34.7
       Operating cash flow ($/mcfe)                             1.75            1.40            1.03
       Ebitda ($ in millions)                                   81.5            68.5            54.9
       Ebitda ($/mcfe)                                          2.39            2.02            1.64
       Net income ($ in millions)                               31.6            21.2             8.1

   FINDING COSTS REMAIN LOW AND PV-10 INCREASES SIGNIFICANTLY TO $2.3 BILLION

In 1999 Chesapeake generated some of the lowest finding and development costs in the industry, replacing 186% of its 134 bcfe of production at an average finding cost of $0.65 per mcfe and ending the year with 1,206 bcfe of proved reserves. Building on its strong reserve replacement and finding cost performance last year, Chesapeake replaced its production by over 200% in the first half of 2000 at a finding cost of significantly less than the company's target of $0.85 per mcfe. Estimated proved reserves as of June 30, 2000 were 1,300 bcfe and pro forma for the pending Gothic acquisition would have been 1,600 bcfe.

Using June 30, 2000 NYMEX prices, Chesapeake estimates its PV-10 and future undiscounted net revenue were $2.3 billion and $4.0 billion, respectively. Pro forma for the Gothic transaction, June 30, 2000 PV-10 would have been $2.8 billion and future undiscounted net revenue would have been $5.1 billion. Pro forma for the Gothic transaction, a $0.10 change in natural gas prices or a $1.00 change in oil prices affects Chesapeake's PV-10 by $73 million and $24 million, respectively, and future undiscounted net revenue by $135 million and $42 million, respectively.

                 YEAR 2000 FORECASTS AND RISK MANAGEMENT UPDATE

Chesapeake's April 27, 2000 guidance on its 2000 forecasts was based on a projected realized price of $2.64 per mcfe. That projection has now been updated to $3.14 per mcfe, which is based on expected NYMEX average oil and gas prices (as modified by the company's risk management hedges described below) of $26.74 per bo and $3.42 per mcf. Chesapeake's current budget assumes differentials to NYMEX prices of $1.00 per bo and

$0.31 per mcf and hedging losses of $1.52 per bo and $0.14 per mcf. The budget also excludes any potential contribution from the Gothic acquisition prior to year-end.

In addition, Chesapeake is projecting 2000 production of 136 bcfe (86% gas) and per mcfe lease operating expenses of $0.56 (including $0.18 per mcfe of production taxes), interest costs of $0.62, general and administrative costs of $0.10 and DD&A of oil and gas properties of $0.75.

If the forecasted targets described above are achieved, Chesapeake expects to generate operating cash flow in 2000 of $260 million and net income of $149 million. Chesapeake's cap-ex budget for 2000 is currently $160 million for drilling, land and seismic with an additional $100 million dedicated to a combination of acquisitions, debt reduction, and other general corporate purposes, including the potential purchase of Gothic debt securities.

The impact of Chesapeake's risk management activities is included in the projections described above. The company has hedged an estimated 27% of its projected natural gas production for July, August and September at NYMEX prices of approximately $2.93 per mcf. For October, the company has hedged an estimated 18% of its gas production at an average NYMEX price of $2.55 per mcf. None of the company's gas production has been hedged after October 2000. In addition, approximately 40% of Chesapeake's oil production for the period July-December 2000 has been hedged at an average price of $28.42 per barrel. No oil or gas hedges are in place for 2001.

                           PREFERRED STOCK RETIREMENTS

During the first six months of 2000, Chesapeake enhanced its balance sheet by retiring 66% of its preferred stock, originally issued in the amount of $230 million. In these transactions, the company has exchanged 34.2 million shares of its common stock for $169 million of its preferred stock (3.04 million shares at a face value of $50 per share), which includes accrued dividends of $17 million.

                              OPERATING HIGHLIGHTS

Chesapeake's Mid-Continent area continues to be the focus of its drilling and acquisition activities where the company concentrates its efforts on finding and developing long-lived natural gas reserves. Pro forma for the inclusion of Gothic's reserves, the Mid-Continent area will account for an estimated 74% of the company's total proved reserves and will make Chesapeake the third largest natural gas producer in the region, trailing only BP Amoco/Vastar and Apache.

During the second quarter Chesapeake enjoyed continuing success in its low-risk Anadarko Shelf and Sahara areas in northwest Oklahoma as well as in several of its significant higher potential exploration projects in the Anadarko Basin, including Cement, Watonga-Chickasha and Mountain Front.

In the Sahara area, Chesapeake's recent completions include the Ada 1-6, Carl 2-9, Plett 1-21, Sandra Lee 1-3, Lee 1-3, and Urban 2-24. These wells, which are approximately 7,000' deep and cost $350,000 to drill and complete and generally have economic lives of 25 years or more, began producing at an average daily rate of over 1,000 mcfe per well.

Since initiating this project in 1998, Chesapeake has drilled 153 wells in Sahara, completing 95% of them as producers.

In Cement, the company's recent successes include the SL Robertson 2-10, Della 1-9, MOC Erwin 1-5, and MOC Alcott 1-4. These prolific wells are currently producing at daily rates of 27,000 mcfe, 25,000 mcfe, 18,000 mcfe, and 11,000 mcfe, respectively. Current drilling in Cement includes the Della 2-9 and the MOC Alcott 2-4, with three more wells expected to begin drilling before year-end.

In the Mountain Front project, an area where Chesapeake owns over 14,000 net acres of leasehold, the company's most recent completions include the KF Cluck 3-32 and KF Strobel 2-32, which are currently producing at daily rates of 9,000 mcfe and 7,000 mcfe, respectively. Chesapeake plans to drill or participate in an additional 12 wells in this area during the remainder of 2000.

                               MANAGEMENT SUMMARY

Aubrey K. McClendon, Chesapeake's Chairman and Chief Executive Officer, commented, "Strong natural gas prices and Chesapeake's successful drilling and acquisition programs are continuing to improve the company's operating and financial results. Current natural gas prices, although down from their 15-year highs reached last month, are still nearly double what they were in the second quarter of 1999 and reflect the compelling supply and demand fundamentals that should have a profoundly positive impact on our business in the years ahead. We repositioned Chesapeake in late 1997 and early 1998 in anticipation of the strong natural gas pricing environment we are now experiencing. In the years ahead, we intend to capitalize on the significant opportunities before us to continue generating value for our shareholders."

                            GOTHIC TRANSACTION UPDATE

On June 30, 2000, Chesapeake entered into a letter of intent to acquire Gothic Energy Corporation for 4.0 million shares of Chesapeake common stock. On June 27, 2000, Chesapeake acquired 96% of Gothic's $104 million face amount 14.125% Senior Discount Notes for $22 million in cash and 9.5 million shares of Chesapeake common stock. Based on the market price for Chesapeake stock as of June 30, 2000, the total acquisition cost to Chesapeake will be approximately $345 million, including $235 million of Senior Secured Notes issued by Gothic's operating subsidiary.

After allocating $20 million of the acquisition cost to Gothic's 3-D seismic inventory and field telemetry system, the purchase price for the proved reserves will be approximately $1.05 per mcfe. Gothic is presently producing approximately 80,000 mcfe per day, of which 96% is natural gas. Pro forma for the transaction (which is expected to close in December 2000), Chesapeake is projected to be the 10th largest independent natural gas producer in the U.S.

                                GOTHIC DISCLOSURE

Chesapeake Energy Corporation and Gothic Energy Corporation plan to file with the Securities and Exchange Commission a preliminary and definitive prospectus/proxy statement and other relevant documents concerning the proposed transaction referenced in the foregoing information. We urge investors to carefully read the definitive prospectus/proxy statement, and any other relevant documents filed with the SEC, because they will contain important information. The prospectus/proxy statement will be sent to stockholders of Gothic Energy Corporation seeking their approval of the proposed transaction. Investors may obtain free of charge a copy of the definitive prospectus/proxy (when it is available) and other documents filed by Chesapeake Energy Corporation and Gothic Energy Corporation with the SEC at the SEC's web site, www.sec.gov. In addition, documents filed with the SEC by Chesapeake Energy Corporation will be available free of charge upon written request to Chesapeake Energy Corporation, 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, Attention: Marcus C. Rowland or call us at (405) 848-8000. Documents filed with the SEC by Gothic Energy Corporation will be available free of charge from Gothic Energy Corporation, 6120 South Yale Avenue, Suite 1200, Tulsa, Oklahoma 74136.

                           CONFERENCE CALL INFORMATION

Chesapeake's management invites your participation in a conference call tomorrow morning, Friday, July 28 at 9:00 a.m. EDT to discuss the contents of this release and respond to questions. Please call 913-981-4900 between 8:50 and 9:00 am EDT tomorrow if you would like to participate in the call. For those unable to participate, the call will also be available over the Internet by visiting our home page at chkenergy.com and clicking on the link under Shareholder Information or by going directly to Vcall.com. In addition, a replay of the call will also be available by calling 719-457-0820 between 11:00 a.m. EDT Friday, July 28 through midnight Friday, August 4, 2000. The passcode for this call is 638606.

The information in this release includes certain forward-looking statements that are based on assumptions that in the future may prove not to have been accurate. Those statements, and Chesapeake Energy Corporation's business and prospects, are subject to a number of risks, including production variances from expectations, uncertainties about estimates of reserves, volatility of oil and gas prices, the need to develop and replace reserves, the substantial capital expenditures required to fund operations, environmental risks, drilling and operating risks, risks related to exploratory and developmental drilling, competition, government regulation, and the ability of the company to implement its business strategy. These and other risks are described in the company's documents and reports that are available from the United States Securities and Exchange Commission, including the report filed on Form 10-K for the year ended December 31, 1999 and the report filed on Form 10-Q for the quarter ended March 31, 2000.

Chesapeake Energy Corporation is the 10th largest independent natural gas producer in the U.S (pro forma for the Gothic transaction). Headquartered in Oklahoma City, the company's operations are focused on exploratory and developmental drilling and producing property acquisitions in the Mid-Continent region of the United States. The company's Internet address is www.chkenergy.com.

                 CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                       ($ IN 000'S, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)


THREE MONTHS ENDED:                                                  JUNE 30, 2000                      JUNE 30, 1999
                                                               -------------------------          -------------------------
                                                                  $              $/MCFE               $             $/MCFE
                                                               --------         --------          --------         --------
REVENUES:
   Oil and gas sales                                            100,221             2.94            68,272             2.03
   Oil and gas marketing sales                                   34,242             1.01            12,620             0.38
                                                               --------         --------          --------         --------
     Total revenues                                             134,463             3.95            80,892             2.41
                                                               --------         --------          --------         --------
OPERATING COSTS:
   Production expenses                                           12,581             0.37            11,183             0.33
   Production taxes                                               5,717             0.17             2,798             0.08
   General and administrative                                     3,188             0.09             3,268             0.10
   Oil and gas marketing expenses                                33,122             0.97            11,673             0.35
   Depreciation, depletion, and amortization
     of oil and gas properties                                   24,877             0.73            24,233             0.72
   Depreciation and amortization of other assets                  1,836             0.06             1,972             0.06
                                                               --------         --------          --------         --------
     Total operating costs                                       81,321             2.39            55,127             1.64
                                                               --------         --------          --------         --------

INCOME FROM OPERATIONS:                                          53,142             1.56            25,765             0.77
                                                               --------         --------          --------         --------

OTHER INCOME (EXPENSE):
   Interest and other income                                      1,667             0.05             2,967             0.09
   Interest expense                                             (21,813)           (0.64)          (20,259)           (0.60)
                                                               --------         --------          --------         --------
                                                                (20,146)           (0.59)          (17,292)           (0.51)
                                                               --------         --------          --------         --------

INCOME BEFORE INCOME TAXES                                       32,996             0.97             8,473             0.26
INCOME TAX EXPENSE                                                1,362             0.04               326             0.01
                                                               --------         --------          --------         --------
NET INCOME                                                       31,634             0.93             8,147             0.25

PREFERRED STOCK DIVIDENDS                                        (2,907)           (0.09)           (4,026)           (0.12)
GAIN ON REDEMPTION OF PREFERRED STOCK                             1,481             0.04                --               --
                                                               --------         --------          --------         --------
EARNINGS AVAILABLE TO COMMON SHAREHOLDERS                        30,208             0.88             4,121             0.13
                                                               ========         ========          ========         ========

EARNINGS PER COMMON SHARE - BASIC                                  0.26               --              0.04               --
                                                               ========         ========          ========         ========

NET INCOME PER COMMON SHARE - ASSUMING
DILUTION                                                           0.22               --              0.04               --
                                                               ========         ========          ========         ========

AVERAGE COMMON SHARES AND COMMON EQUIVALENT SHARES
OUTSTANDING
     BASIC                                                      116,466               --            97,049               --
     DILUTED (1)                                                146,113               --           101,450               --
                                                               --------         --------          --------         --------
OPERATING CASH FLOW (2)                                          59,709             1.75            34,678             1.03
                                                               ========         ========          ========         ========

EBITDA (3)                                                       81,522             2.39            54,937             1.64
                                                               ========         ========          ========         ========

THOUSANDS OF BARRELS OF OIL (MBbl):                                 791              -27%            1,089
MILLIONS OF CUBIC FEET OF GAS (MMcf):                            29,339                9%           27,032
MILLIONS OF CUBIC FEET OF GAS EQUIVALENTS (MMcfe):               34,085                2%           33,566
MMCFE PER DAY                                                       375                2%              369

AVERAGE PRICE/BARREL                                           $  24.46               53%         $  16.01
AVERAGE PRICE/Mcf                                              $   2.76               47%         $   1.88
AVERAGE GAS EQUIVALENT PRICE/Mcfe                              $   2.94               45%         $   2.03


----------

(1) Diluted shares outstanding for the three months ended June 30, 2000 includes the effect of dilutive stock options and assumes the conversion of all convertible preferred shares into common shares as of the beginning of the period. For the three months ended June 30, 1999, the diluted shares outstanding includes the effect of dilutive stock options, but not the effect of the conversion of convertible preferred shares into common shares as this would be antidilutive.

(2)  Income before income tax and depreciation, depletion and amortization.

(3) Earnings before income tax, interest expense, and depreciation, depletion and amortization.

                 CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                       ($ IN 000'S, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)


SIX MONTHS ENDED:                                                    JUNE 30, 2000                      JUNE 30, 1999
                                                               -------------------------          -------------------------
                                                                  $              $/MCFE               $             $/MCFE
                                                               --------         --------          --------         --------
REVENUES:
   Oil and gas sales                                            187,514             2.76           120,078             1.80
   Oil and gas marketing sales                                   61,610             0.90            26,491             0.40
                                                               --------         --------          --------         --------
     Total revenues                                             249,124             3.66           146,569             2.20
                                                               --------         --------          --------         --------
OPERATING COSTS:
   Production expenses                                           25,126             0.37            25,175             0.38
   Production taxes                                              10,933             0.16             4,788             0.07
   General and administrative                                     6,220             0.09             7,292             0.11
   Oil and gas marketing expenses                                59,666             0.88            24,958             0.37
   Depreciation, depletion, and amortization
     of oil and gas properties                                   49,360             0.73            47,386             0.71
   Depreciation and amortization of other assets                  3,702             0.05             4,138             0.06
                                                               --------         --------          --------         --------
     Total operating costs                                      155,007             2.28           113,737             1.70
                                                               --------         --------          --------         --------

INCOME FROM OPERATIONS:                                          94,117             1.38            32,832             0.50
                                                               --------         --------          --------         --------

OTHER INCOME (EXPENSE):
   Interest and other income                                      2,859             0.04             3,840             0.05
   Interest expense                                             (42,677)           (0.63)          (40,149)           (0.60)
                                                               --------         --------          --------         --------
                                                                (39,818)           (0.59)          (36,309)           (0.55)
                                                               --------         --------          --------         --------

INCOME (LOSS) BEFORE INCOME TAXES                                54,299             0.79            (3,477)           (0.05)
INCOME TAX EXPENSE                                                1,463             0.02               326             0.01
                                                               --------         --------          --------         --------
NET INCOME (LOSS)                                                52,836             0.77            (3,803)           (0.06)

PREFERRED STOCK DIVIDENDS                                        (6,949)           (0.10)           (8,052)           (0.12)
GAIN ON REDEMPTION OF PREFERRED STOCK                            11,895             0.18                --               --
                                                               --------         --------          --------         --------
EARNINGS (LOSS) AVAILABLE TO COMMON SHAREHOLDERS                 57,782             0.85           (11,855)           (0.18)
                                                               ========         ========          ========         ========

EARNINGS (LOSS) PER COMMON SHARE - BASIC                           0.53               --             (0.12)              --
                                                               ========         ========          ========         ========

NET INCOME (LOSS) PER COMMON SHARE - ASSUMING
DILUTION                                                           0.36               --             (0.12)              --
                                                               ========         ========          ========         ========

AVERAGE COMMON SHARES AND COMMON EQUIVALENT SHARES
OUTSTANDING
     BASIC                                                      108,196               --            97,049               --
     DILUTED (1)                                                146,285               --            97,049               --
                                                               --------         --------          --------         --------
OPERATING CASH FLOW (2)                                         107,361             1.58            48,047             0.72
                                                               ========         ========          ========         ========

EBITDA (3)                                                      150,038             2.21            88,196             1.32
                                                               ========         ========          ========         ========

THOUSANDS OF BARRELS OF OIL (MBbl):                               1,655              -30%            2,362
MILLIONS OF CUBIC FEET OF GAS (MMcf):                            58,086               10%           52,706
MILLIONS OF CUBIC FEET OF GAS EQUIVALENTS (MMcfe):               68,016                2%           66,878
MMCFE PER DAY                                                       374                1%              369

AVERAGE PRICE/BARREL                                           $  24.52               85%         $  13.27
AVERAGE PRICE/Mcf                                              $   2.53               51%         $   1.68
AVERAGE GAS EQUIVALENT PRICE/Mcfe                              $   2.76               53%         $   1.80

----------

(1) Diluted shares outstanding for the six months ended June 30, 2000 includes the effect of dilutive stock options and assumes the conversion of all convertible preferred shares into common shares as of the beginning of the period. For the six months ended June 30, 1999, the diluted shares outstanding did not include the effect of dilutive stock options, or the effect of the conversion of convertible preferred shares into common shares as this would be antidilutive.

(2)  Income before income tax and depreciation, depletion and amortization.

(3) Earnings before income tax, interest expense, and depreciation, depletion and amortization.